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                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

  Subject Companies: Biomatrix, Inc. (Commission File No. 001-14221) and Genzyme
             Corporation's Surgical Products Division and Tissue Repair Division

[The following is the text of additional and updated slides that comprise a portion of a slide show being presented in meetings with analysts, potential investors and others and which was previously filed pursuant to Rule 425 of the Securities Act with the Securities and Exchange Commission in filings dated March 13 and April 5, 2000.]

SLIDE:

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements, including statements regarding:

         - the consummation of the proposed merger with Biomatrix, the recapitalization of Genzyme, and the creation of Genzyme Biosurgery and a new publicly-traded stock,

         - the future growth, impact and success of Genzyme Biosurgery, including expectations concerning revenue, revenue growth and earnings per share, research and development expenditures and market capitalization,

         - the development and potential market introduction of new products and new indications for products, and

         - the expected allocation of Genzyme Biosurgery common stock and composition of the merger consideration.

These statements are based upon the current assumptions of our management and are only expectations of future results. These statements are also subject to risks and uncertainties, and our actual results may differ significantly from those that are described in this presentation. These risks and uncertainties include:

         - conditions in the financial markets relevant to the proposed merger and recapitalization,

         - the likelihood of regulatory and other approvals of the transactions,

         - the operational integration and other risks generally associated with mergers and recapitalizations,

         -        the results of preclinical and clinical development efforts,


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         -        market acceptance of Genzyme Biosurgery's products and
                  services,

         - the availability of third-party reimbursement for Genzyme Biosurgery's products,

         - the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products,

         - the ability of Genzyme Biosurgery to obtain and maintain distribution arrangements,

         -        the accuracy of information about the biosurgery market, and

         -        the competitive environment for the biosurgery market.

We have filed more detailed descriptions of these risks and uncertainties in some of our recent filings with the SEC, including in our Registration Statement on Form S-4 filed on April 18, 2000, and any amendments thereto, under the heading "Risk Factors." We encourage you to carefully review these descriptions.

SLIDE:

SOURCE OF IMPORTANT INFORMATION

Investors are also urged to read the joint proxy statement/prospectus relating to the foregoing transaction filed with the Securities and Exchange Commission because it will contain important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the Commission may be obtained, when they become available, for free at the Commission's web site (WWW.SEC.GOV). On April 18, 2000, Genzyme filed a preliminary version of the joint proxy statement/prospectus that is subject to completion. The joint proxy statement/prospectus and these other documents may also be obtained for free from Genzyme or Biomatrix, as the case may be. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations,
(617) 252-7500, or you can access documents on its web site (WWW.GENZYME.COM). Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn: Investor Relations, (201) 945-9550, or you can access the documents on the its web site (WWW.BIOMATRIX.COM).

SLIDE:

OVERVIEW

- Strategic Vision

- Transaction Structure


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SLIDE:

LEADER IN HIGH GROWTH MARKETS

- Orthopedic Disease
  - Osteoarthritis
  - Cartilage Repair
- Cardiothoracic Disease
  - Serious Ischemia
  - Advanced Congestive Heart Failure

SLIDE:

SUBSTANTIAL INVESTMENT IN PRODUCT DEVELOPMENT

         -        R & D Budget : GREATER THAN $45M
         -        Strong technology platforms:
                  -        Biomaterials
                  -        Gene therapy
                  -        Cell therapy
                  -        Protein therapy
                  -        Small molecule drug discovery
         -        Active programs in all phases from pre-clinical to Phase IV

SLIDE:

DIVERSIFY RISK

        -        $100M revenue in established products
        -        $150M revenue in early life-cycle products
        -        Strong pipeline in "intermediate stage" products
        -        Strong pipeline in high value cutting edge products
        -        Strong financial position
        -        Solid business infrastructure


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SLIDE:

HIGH GROWTH EARLY LIFE CYCLE PRODUCTS

- Bio-Orthopedic
  - Synvisc-Registered Trademark-
  - Carticel-Registered Trademark-
-Cardiothoracic
  - Beating heart CABG instruments
  - FocalSeal-Registered Trademark- -L*
-Adhesion prevention
  - Seprafilm-TM-
  - Sepramesh-TM-
  - Hylasine-Registered Trademark-

              * Pending FDA approval

SLIDE:

FINANCIAL STRENGTH:

        -        Revenue of  GREATER THAN $300M (2001)
        -        Revenue growth 15 - 20%
        -        Positive cash earnings per share
        -        GREATER THAN $100M cash
        -        Substantial market capitalization